                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of November 1999


                     Sapiens International Corporation N.V.
                (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                          Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                         Curacao, Netherlands Antilles
                               (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F X     Form 40-F
                                    ---              ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                  Yes          No X
                                     ---         ---

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                    Sapiens International Corporation N.V.
                                             (Registrant)




Date: December 1, 1999             By: /s/ Steve Kronengold
                                       -------------------------------
                                       Steve Kronengold

[LOGO]

        FOR ADDITIONAL INFORMATION
        Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
        Chief Financial Officer        Lippert/Heilshorn &
        Sapiens International          Associates Inc.
        Tel:  +1-877-554-2426          Tel: +1-212- 838-3777
        E-mail: lauri.h@sapiens.com    E-mail: jody@lhai.com

            SAPIENS LAUNCHES SAPIENS eMERGE(TM) E-BUSINESS SOLUTION
         Sapiens eMerge(Trademark) brings brick-and-mortar companies to the world of e-business

Research Triangle Park, N.C., November 29, 1999--Sapiens International Corporation N.V. (NASDAQ: SPNS) today launched its comprehensive e-business solution, eMerge. This solution enables "brick-and-mortar" companies to rapidly leverage their IT assets for dynamic e-business applications.

eMerge enables organizations to leverage their existing IT assets and to integrate them seamlessly into evolving Internet-based e-business. The solution is based on Sapiens' proven set of technologies, methodologies and professional services. These capabilities ensure that Sapiens' solution is delivered with the speed and flexibility demanded by the fast-paced e-business world.

eMerge is an end-to-end solution: from business analysis and specification of requirements to technical implementation, integration and project management services. eMerge methodologies ensure that technical specifications completely match business requirements resulting in implementation of e-business systems in record time. eMerge provides rule-based technology that enables the building of the new functionality needed for e-business processes and the seamless integration of these processes with existing operational systems.

"We add real business value by ensuring that the new e-business systems are an integral part of the organization's current IT infrastructure. This enables organizations to leverage their existing investments in information systems. Businesses are far more customer-oriented when they rapidly provide efficient on-line services that are linked seamlessly with their operational infrastructure," said Ron Zuckerman, Chief Executive Officer of Sapiens International. "We are extremely encouraged by the initial feedback to Sapiens eMerge received from both prospective customers and industry analysts."

About Sapiens eMerge(Trademark)

Sapiens eMerge is a comprehensive approach to e-business enablement. "We can rapidly add new business processes to existing operational systems using our business rules technology," said Shai Sole, Sapiens' Chief Technology Officer. "Based on our extensive experience in reengineering large-scale systems, we incrementally reengineer existing operational systems using our eRAD methodology. Our non-intrusive legacy integration technology means 'business as usual' for our clients during the transition period to e-business."

Sapiens eMerge eRAD methodology features

o Actively involves the business users throughout the process of transition to and expansion of e-business

o Organizes the entire development process into well-defined, iterative stages each with its own deliverables of working models

Sapiens eMerge Business Discovery features
o Enables the derivation of e-business technical specifications based on the particular business requirements

o Includes an extensive evaluation of the existing business environment and its e-business objectives, concluding with recommendations on e-business strategy and architecture

o     Involves the following steps:
      o     Business review
      o     Data model review
      o     Security investigation
      o     Web and application server evaluation
      o     Information requirement review
      o     Existing applications categorization

Sapiens eMerge Enabling Technologies

o Application server - ensures that the information derived from the business rules is correct, personalized and implemented with rich user experience

o Development tools - ensure that the solutions are easily adaptable and scalable

o Integration tools - integrate with legacy and back-office applications non-intrusively, thereby avoiding disruption of operational systems

o     Monitor and administer the operational systems

Professional Services

o     Business requirements and analysis
o     Technical definitions and implementation
o     Total strategic project management

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.


Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.


You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                     # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

      FOR ADDITIONAL INFORMATION
      Lauri Hanover                   John W. Heilshorn, Jr./Jody Burfening
      Chief Financial Officer         Lippert/Heilshorn &
      Sapiens International           Associates Inc.
      Tel:  +1-877-554-2426           Tel: +1-212- 838-3777
      E-mail: lauri.h@sapiens.com     E-mail: jody@lhai.com


           MUTUELLES DU MANS ASSURANCES CHOOSES SAPIENS TO IMPLEMENT $7 MILLION DOLLAR, MULTIPLE PLATFORM EURO TRANSITION PROJECT

Research Triangle Park, NC - November 30, 1999 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Mutuelles du Mans Assurances ("MMA"), the French insurance giant, has chosen Sapiens to implement a comprehensive project, valued at $7 million, to manage the changeover of MMA's IT systems to the single European currency. The Sapiens team has worked with MMA on all business as well as technical aspects of the project, including the identification of MMA's business needs, the delineation of the scope of the project and the planning, coordination and implementation of all functional and technical aspects of the euro transition effort.

The comprehensive project, which is scheduled for completion by December 31, 2001, follows the successful implementation of a pilot project and will be implemented across multiple platforms. The various phases of the project include the mapping of MMA's system components into a configuration repository, followed by the impact analysis and currency migration of the system components. Sapiens will employ its EuroMigration(Trademark) solution, including the Euro-Virtual-Machine(Trademark) and Euro Configuration Repository (ECR) technologies. Sapiens will manage the project at the various customer sites with the assistance of its international support facilities.

Commenting on the project, Mr. Jean-Claude Saussaye, Development and Strategic Projects Manager of MMA, said: "Sapiens has demonstrated superior euro project capabilities, both in terms of its ability to define the business scope and parameters of the project and its project management and implementation expertise. We are interested in building a long-term vendor relationship with Sapiens and in exploring Sapiens' e-business solution."

Mr. Saadia Essoudri, Vice President, Sapiens France, added: "We are delighted to work with MMA on this end-to-end cross-platform project, which substantiates our position in the euro conversion marketplace as the leading provider of comprehensive solutions. We strongly expect to expand our relationship with MMA into other IT areas, such as the rapidly growing marketplace for e-business solutions."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.


Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.


You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                     # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.